UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D/A	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 146,072
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 146,072
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 2,146,475 Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2006.

CUSIP No. 882610108	13D/A	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 146,072
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 146,072
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 146,072
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 146,072
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 5 of 12 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 and amended on January 20, 2006, February 2, 2006 and June 13, 2006 (the “Schedule 13D”), with respect to the sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each (the “Shares”), of Texas Pacific Land Trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $16,678,240.49. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities and Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on January 6, 2005 to report the acquisition of the Shares. On October 24, 2005, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 24th Letter”). A copy of the October 24th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On August 17, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “August 17th Letter”). A copy of the August 17th Letter is attached hereto as Exhibit B and is incorporated herein by reference. In addition, on August 17, 2006, the Reporting Persons issued a press release related to the August 17th Letter, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

CUSIP No. 882610108	13D/A	Page 6 of 12 pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 67,661; 49,700; 8,860; 4,600; 3,784; 2,872; 2,595 and 6,000 Shares, respectively, representing approximately 3.2%; 2.3%; 0.4%; 0.2%; 0.2%; 0.1%; 0.1% and 0.3% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 146,072 Shares, constituting 6.8% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 146,072 Shares, constituting 6.8% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 146,072 Shares, constituting 6.8% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 882610108	13D/A	Page 7 of 12 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit B	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006
Exhibit C	Press Release, dated August 17, 2006
Exhibit D	Schedule of Transactions in Shares of the Issuer
Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*

*Previously filed with the Schedule 13D on October 24, 2005.

CUSIP No. 882610108	13D/A	Page 8 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

CUSIP No. 882610108	13D/A	Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit B	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006
Exhibit C	Press Release, dated August 17, 2006
Exhibit D	Schedule of Transactions in Shares of the Issuer
Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*

*Previously filed with the Schedule 13D on October 24, 2005.

CUSIP No. 882610108	13D/A	Page 10 of 12 pages

Exhibit B

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

August 17, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

As you know, Mercury Real Estate Advisors LLC and its affiliates have been shareholders of Texas Pacific Land Trust (the “Company”) for almost three years. First, we would like to commend the Company on its very positive second quarter 2006 results. Nevertheless, we continue to believe that the Company is trading at a meaningful discount to its liquidation value. At the current price per sub-share certificate of $145, the Company’s irreplaceable 980,043 acres of land are valued at approximately $300 per acre without accounting for its valuable perpetual royalty interests in an additional 472,402 acres in Texas.

As you are aware, we have demanded on numerous occasions that the Company continue to aggressively buy back its stock given this compelling level of valuation. As there is over $12 million of unencumbered cash and over $18 million of notes receivable relating to land sales (for which the Company receives interest and principal payments) on the balance sheet, buying back stock is clearly one of the best methods by which you can continue to maximize shareholder value and utilize your strong cash position. For example, the Company could use $10 million to pay an approximately $5 dividend per sub-share certificate or pursue a buyback of approximately 70,000 sub-share certificates. Such actions would not adversely affect the financial stability of the Company, as it is currently generating after-tax cash at a rate of $2.5 - $3.0 million per quarter in 2006, without any capital expenditure or cash requirements.

As a value investor in public real estate companies, we believe that management should be more aggressively focused on buying back shares at such an attractive valuation discount or otherwise returning excess cash to shareholders.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 882610108	13D/A	Page 11 of 12 pages

Exhibit C

FOR IMMEDIATE RELEASE

MERCURY URGES MORE AGGRESSIVE STOCK BUYBACK

GREENWICH, CT, August 17, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Roy Thomas, Texas Pacific Land Trust’s (NYSE: TPL) General Agent.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

August 17, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

As you know, Mercury Real Estate Advisors LLC and its affiliates have been shareholders of Texas Pacific Land Trust (the “Company”) for almost three years. First, we would like to commend the Company on its very positive second quarter 2006 results. Nevertheless, we continue to believe that the Company is trading at a meaningful discount to its liquidation value. At the current price per sub-share certificate of $145, the Company’s irreplaceable 980,043 acres of land are valued at approximately $300 per acre without accounting for its valuable perpetual royalty interests in an additional 472,402 acres in Texas.

As you are aware, we have demanded on numerous occasions that the Company continue to aggressively buy back its stock given this compelling level of valuation. As there is over $12 million of unencumbered cash and over $18 million of notes receivable relating to land sales (for which the Company receives interest and principal payments) on the balance sheet, buying back stock is clearly one of the best methods by which you can continue to maximize shareholder value and utilize your strong cash position. For example, the Company could use $10 million to pay an approximately $5 dividend per sub-share certificate or pursue a buyback of approximately 70,000 sub-share certificates. Such actions would not adversely affect the financial stability of the Company, as it is currently generating after-tax cash at a rate of $2.5 - $3.0 million per quarter in 2006, without any capital expenditure or cash requirements.

As a value investor in public real estate companies, we believe that management should be more aggressively focused on buying back shares at such an attractive valuation discount or otherwise returning excess cash to shareholders.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 882610108	13D/A	Page 12 of 12 pages

Exhibit D

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/05/2006	(2,809.00)	147.985
07/06/2006	(800.00)	147.985
07/12/2006	(100.00)	145.226
07/14/2006	(800.00)	143.486
07/20/2006	(2,702.00)	142.226
08/16/2006	(300.00)	144.996

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
06/26/2006	400.00	145.885
06/30/2006	1,000.00	148.610

Mercury RealEstate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/18/2006	495.00	143.010
08/02/2006	(825.00)	146.985
08/09/2006	(1,433.00)	144.028
08/11/2006	(303.00)	146.485
08/15/2006	(600.00)	144.986
8/16/2006	(600.00)	146.000

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
06/27/2006	1,000.00	148.010
06/20/2006	1,000.00	143.035
06/22/2006	300.00	143.260
07/13/2006	100.00	144.260
07/18/2006	505.00	143.010
08/02/2006	(1,575.00)	146.985
08/09/2006	(2,067.00)	144.028
08/11/2006	(297.00)	146.485

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/20/2006	4,000.00	142.270
07/24/2006	200.00	142.910
07/25/2006	300.00	142.510
07/27/2006	1,000.00	146.010
08/09/2006	500.00	146.010

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.